Filed Pursuant to Rule 433

Dated September 8, 2025

Registration Statement No. 333-276062-01

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated September 8, 2025

5.600% Senior Debentures due 2055

Issuer:	Interstate Power and Light Company (the “Company”)

Security Type:	Senior Debentures

Principal Amount:	$300,000,000

Maturity Date:	October 1, 2055

Coupon:	5.600%

Price to Public:	99.005% of the principal amount

Yield to Maturity:	5.669%

Benchmark Treasury:	4.750% due May 15, 2055

Benchmark Treasury Yield:	4.719%

Spread to Benchmark Treasury:	+95 bps

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2026

Optional Redemption – Reinvestment Rate:	Prior to April 1, 2055, make-whole call at T+15 bps

Optional Redemption at Par:	On or after April 1, 2055

Trade Date:	September 8, 2025

Settlement Date:	September 11, 2025 (T+3)

CUSIP:	461070AY0

ISIN:	US461070AY09

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	Baa1 / BBB+ (Moody’s / S&P)

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Comerica Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Debentures will be made against payment therefor on or about September 11, 2025, which will be the third business day following the date of pricing of the Senior Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Senior Debentures initially will settle in T+3, purchasers who wish to trade the Senior Debentures on any date prior to the business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling KeyBanc Capital Markets Inc. toll free at 1-216-689-0976, PNC Capital Markets LLC toll free at 1-855-881-0697, TD Securities (USA) LLC toll free at 1-855-495-9846, or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.